UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 26 August 2009

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.

Enclosures: Revised trading statement

Headline earnings per share ("HEPS") and earnings per share ("EPS") for the financial year ended 30 June 2009 better than expected

HEPS expected to decrease by between 32% and 37%, and EPS expected to decrease by between 37% and 42% compared to the prior year

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
ISIN: ZAE000006896   US8038663006
Share codes: JSE – SOL   NYSE – SSL
("Sasol" or "the Company")

REVISED TRADING STATEMENT

HEADLINE EARNINGS PER SHARE ("HEPS") AND EARNINGS PER SHARE
("EPS") FOR THE FINANCIAL YEAR ENDED 30 JUNE 2009 BETTER THAN
EXPECTED

HEPS EXPECTED TO DECREASE BY BETWEEN 32% and 37%, AND EPS
EXPECTED TO DECREASE BY BETWEEN 37% and 42% COMPARED TO THE PRIOR
YEAR

Introduction
In our trading statement issued on 19 June 2009, we indicated
that our EPS and HEPS were expected to decrease by between 40%
and 50%. At the time we cautioned that our results may be
further impacted by changes in the oil and product prices, the
impact of a much stronger rand on closing financial assets and
liabilities as well as any adjustments resulting from our year-
end process and that these may result in a change in the
estimated earnings.

Developments in final month of trading
The negative effect of the stronger R/USD closing exchange rate
was less than anticipated on closing balances, the strengthening
of the Brent crude oil price and product prices during June 2009
exceeded expectations and higher refining margins as well as
greater positive stock effects than forecasted were experienced.
In addition, the decline in the Sasol share price during June
2009 resulted in lower share-based payment expenses. All of
these positive factors contributed to the current profit
expectation being better than expected than at the time of the
issuance of the trading statement on 19 June 2009.

Provision in respect of Escravos Gas-to-Liquids (EGTL) interest
Management has prudently decided to make a provision in the
amount of R1 279 million in respect of the EGTL interest disposed
of. Further details will be provided in the final financial
results announcement.

Revised profit outlook for full 2009 financial year
Taking cognisance of the abovementioned factors, the HEPS for the
full 2009 financial year are expected to decrease by between 32%
and 37%, and EPS are expected to decrease by between 37% and 42%
compared to the prior year.

Sasol's financial results for the year ended 30 June 2009 will be
announced on Monday, 14 September 2009.

The financial information on which the above information is based has not been reviewed or reported on by the Company's auditors.

Johannesburg
26 August 2009

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol may, in this document, make statements that are not historical facts and relate to analyses and other information based on forecasts of future results and estimates of amounts not yet determinable. These are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "endeavour" and "project" and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialize, or should underlying assumptions prove incorrect, actual results may be very different from those anticipated. The factors that could cause our actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements are discussed more fully in our registration statement under the Securities Exchange Act of 1934 on Form 20-F filed on 7 October, 2008 and in other filings with the United States Securities and Exchange Commission. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 26 August 2009

By: <u>/s/ N L Joubert</u>
Name: Nereus Louis Joubert
Title: Company Secretary